

August 15, 2013

<u>Via U.S. Mail</u>
Tsang Wing Kin
Chief Executive Officer
Theron Resource Group
Flat D-E, 24/F Dragon Centre
79 Wing Hong Street
Kowloon, Hong Kong

      Re: Theron Resource Group
              Form 10-K for the Fiscal Year Ended May 31, 2012
              Filed July 31, 2012
              Form 10-KT for the Transition Period from June 1, 2012 to December 31, 2012
              Filed May 1, 2013
              File No. 000-53845

Dear Mr. Kin:

      We issued comments to you on the above captioned filings on July 25, 2013**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 29, 2013.

      If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Myra Moosariparambil, Staff Accountant, at 202-551-3796 if you have any questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining